August 4, 2014

Board of Directors

PetSmart, Inc.

19601 North 27th Avenue

Phoenix, Arizona 85027

Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

As you know, JANA Partners LLC (“we” or “us”) and other shareholders have called upon PetSmart, Inc. (“PetSmart” or the “Company”) to conduct a review of all strategic alternatives including a sale of the Company. Given PetSmart’s chronic operational underperformance and failure to generate shareholder value, and given significant interest in an acquisition of the Company, it is very likely that such a sale offers the best risk-adjusted return for shareholders. It is becoming clear, however, that rather than fully exploring all potential opportunities, the board of directors (the “Board”) is attempting to prejudice the ultimate outcome of any such strategic review by steering it away from the most likely path to maximum value creation for shareholders.

First, it appears that PetSmart has sought to create the patently false impression that there is a shortage of interested acquirers. In fact, we are aware that there are multiple interested potential acquirers, all of whom could pay shareholders a meaningful premium. This interest is not surprising given the highly attractive fundamentals of the pet store industry, the turnaround opportunity for skilled operators, the robust financing market available to acquirers, and the successful acquisition of Petco Animal Supplies Inc., whose private equity owners have already earned back more than 1.5x their original investment through dividend recapitalizations and seen the value of their investment climb as Petco continues to take share from PetSmart.

Second, we have learned that the Board continues to float new proposals for alternate transactions, despite publicly conceding last week that it has not yet engaged with potential acquirers. As shareholders have made quite clear, given the magnitude and certainty of value creation that a sale likely offers, any standalone path must be measured against a potential sale, which the Board cannot do without first fully engaging with potential buyers. Should the Board need any reminders of the risks for an underperforming company that turns a blind eye to interested buyers, it need only look at the example of Borders Book Group, which was the subject of acquisition interest during current PetSmart Board Chairman Gregory P. Josefowicz’s tenure as its Chairman and CEO, yet pursued an ultimately value-destroying standalone path instead.

In short, we warn the Board not to compound the damage that has resulted from years of underperformance by now ruling out the path that likely represents its single highest and most certain value maximization opportunity. We can assure you that shareholders will hold each and every director responsible, including supporting significant change at the next annual meeting, should the Board conduct anything less than a fulsome review of all options including a sale. Should you wish to discuss this matter further, you may reach us at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC